CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Peter Michael Manojlovic, residing in Delta, British Columbia, Canada do hereby certify that:

1)	I am Vice President Exploration with Nevsun Resources Ltd. with an office at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada;

2)	I am a graduate of Western University with a BSc in Geology (1983) and a graduate of Carleton University with an MSc in Geology (1987). I have practiced my profession continuously since May 1983. I have been involved in mineral exploration worldwide for over 30 years, with the last five years as Nevsun Resources Vice President of Exploration focussed on their operating Bisha Mine in Eritrea and their portfolio of properties in Serbia and Macedonia including the Timok Project;

3)	I am a Professional Geoscientist registered in British Columbia (#19479) and in Ontario (#0739);

4)	I have personally inspected the subject project on numerous occasions beginning in August 2016, following its acquisition by Nevsun Resources Ltd.;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	I am not independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for Section 3 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have been involved with the subject property since its acquisition by Nevson Resources Ltd in 2016;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Asmara, Eritrea.

“original signed”

Peter Michael Manojlovic, P.Geo. Vice President Exploration Nevsun Resources Ltd.